UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

       [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

                        Commission file number 000-333215

                                EMPS Corporation
                             Full Name of Registrant

                                       N/A
                            Former Name of Registrant

                       2319 Foothill Boulevard, Suite 250
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

         X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

         X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

             Marat Cherdabayev                     (801)       746-3700
         -----------------------------------------------------------------------
                  Name                           Area Code Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                             [X]   Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X]   Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates the following significant changes in results of operations during the three months and six months ended June 30, 2003 compared to the corresponding three month and six month periods ended June 30, 2002: (dollars in thousands, except per share data)

                                          Three months ended June 30,       Six months ended June 30,
                                          ---------------------------       -------------------------
                                            2003              2002           2003              2002
                                            ----              ----           ----              ----
Revenue                                     $3,316            $1,133        $4,000            $1,714
Income (loss) from operations                1,312               188           900               (17)
Net (loss) income                              789              (104)          207              (274)
Income (loss) per common share               $0.04            ($0.00)        $0.01            ($0.01)

         The increases in revenue, income from operations, net income and net income per common share during the three months and six months ended June 30, 2003 compared to the corresponding prior year periods is primarily the result of increases in the registrant's vessel revenues. The increase in vessel revenues corresponds with the increase in the size of the registrant's vessel fleet.

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

                                EMPS Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2003                               By: /s/ Marat Cherdabayev
                                                    ----------------------------
                                                    Marat Cherdabayev, Secretary

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